SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated April 5, 2016 filed by the Company with the Comisión Nacional de Valores and Mercado de Valores de Buenos Aires S.A.:

By letter dated April 5, 2016, the Company informs, in relation with the material fact released on March 18, 2016, that on March 31, 2016 Dolphin Netherlands B.V. ( "Dolphin Netherlands" ) satisfied the commitments made in the framework of the amendment to the debt restructuring agreement of the parent of IDBD , IDB Holdings Corporation Ltd. ( " IDBH " ) with its creditors (the " Arrangement" ) . It is reminded to the market that these amendments were approved by 95 % of IDBD´s minority shareholders dated March 2, 2016 and by the competent court on March 10, 2016.

As a result , as of March 31: ( i ) Dolphin Netherlands acquired all the shares of minority shareholders of IDBD , ( ii ) all the warrants held by minority shareholders of IDBD were expirated ( iii ) Dolphin Netherlands made additional contributions to IDBD in the form of a subordinated loan as described below.

The price paid for each share of IDBD according to holdings as of March 29, 2016 was: (i) NIS 1.25 in cash, paying a total amount of NIS 159.6 million (U $ S 42.2 million), (ii) NIS 1.20 per share by subscription and delivery of IDBD’s Series 9 bonds (the "bonds of IDBD"), which IDBD issued and Dolphin Netherlands paid at par value, subscribing as a result the amount of NIS 166.5 million. This payment in bonds also included the Payment to the Warrants (explained below) and (iii) the commitment to pay NIS 1.05 (subject to adjustment) in cash in case Dolphin Netherlands indirectly receives permission control on Clal Insurance Company Ltd. and Clal Insurance Business Holdings Ltd. ( "Clal"), or that IDBD conducts the sale of its stake in Clal under certain parameters (the "Clal's Consideration"), mainly referring to the sale price of Clal above 75% of its book value and the proportion of ownership of Clal that IDBD sells, having Dolphin Netherlands to pay under this concept the sum of NIS 155.8 (approximately U $ S 40.8 million) if all the conditions above are fulfilled.

In relation to the warrants owned by the minority that were not exercised as of March 28, 2016 , each owner of warrants received in Bonds of IDBD the difference between NIS 2.45 and the exercise price of the warrant ("Payment Warrants") and have the right to receive Clal´s Consideration.

Additionally Dolphin Netherlands injected into the company a total of NIS 348.4 million ("IDBD Injection") , which was provided as a subordinated loan convertible into shares.

In order to guarantee payment of Clal´s Consideration, on March 31, 2016 Dolphin Netherlands pledged 28% of the total shares of IDBD and the rights to receive a subordinated loan of NIS 210.0 million made on December 1 , 2015. If new issues of shares of IDBD were held, they must pledge additional shares to complete 28% of the total capital of IDBD.

Dolphin Netherlands has committed not to exercise its right to convert subordinated loans into IDBD´s shares until the aforementioned pledge is not lifted. However, in case of execution of the pledge, IDBH´s creditors representatives will have the right to convert the subordinated debt into shares under the conditions agreed before, assuming that the maximum amount of shares of IDBD that can be pledged will be 35% at any moment.

After March 31, 2016, the IDBD shares were delisted from the Tel-Aviv Stock Exchange (“TASE”), and there are no warrants left issued. The Company will continue reporting to the Tel-Aviv Stock Exchange as “Debentures Company” according to Israel law, as a result of having bonds listed on such stock exchange.

As a result of the mentioned above, having complied Dolphin Netherlands to the obligations assumed under the terms of the amended Arrangement, all the commitments to invest in IDBD by Dolphin Netherlands have been fully met, remaining only the payments of Clal's Consideration, assuming that the conditions described herein are fulfilled.

IDBD is one of the largest and most well diversified conglomerates of Israel, which participates through its subsidiaries in numerous markets and different sectors, such as, real estate, telecommunications, supermarkets, agroindustry and insurances, which means a unique business opportunity.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: April 5, 2016